08001716

RECEIVED
2008 APR 16 P 12: 15
FICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

April 1, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 043/2008**

  Subject: Clarification of the Arbitral ruling between DTAC and DPC

  Date: April 1, 2008

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

V. Sripratak

Mr. Vikrom Sriprataks
Director
Advanced Info Service Plc.

4/16

Enclosure

RECEIVED
2008 APR 16 P 12: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
April 1, 2008

AIS-CP 043/2008

April 1, 2008

Subject: Clarification of the Arbitral ruling between DTAC and DPC

To: President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to clarify the Arbitral ruling, reference made to the Arbitral Case Black No. 55/2549, between Digital Phone Co., Ltd., which 98.55% is held by the Company, and Total Access Communication Public Company Limited (DTAC), claiming DPC for the assignment of the rights to operate the PCN 1800, the facilities and equipment, the roaming fee according to the Agreement to Unwind the Service Provider Agreement, which details are as follows;

On 25 March 2008, the Arbitral has a ruling of Arbitral Case Black No. 55/2549 that DPC should pay DTAC for the amount of US$ 69,901,211.20 plus interest rate at the rate of 9.5% per annum from the claimed amount of US$ 87,376,514.00.

The Company and DPC are now considering whether to file the case at Civil Court to revoke the ruling.

The aforesaid amount is part of the total amount claimed by DTAC, Baht 4,739 million (excluding the default interest) in which it has been booked in full amount as the concession right payable in DPC financial statements and the Company consolidated financial statement as of 31 December 2007.

RECEIVED

2008 APR 16 P 12:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 2, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 040/2008**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in March 2008.

  Date: April 2 , 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

V. Sriprataks.

Mr. Vikrom Sriprataks
Director
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 2, 2008

RECEIVED
2008 APR 16 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIS-CP 040/2008

April 2, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in March 2008.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	8,467,200	8,999,500	9,686,700	10,138,500
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	38.322	82.111	96.628	85.523
Exercise Ratio (warrant : common share)	1 : 1.13197	1 : 1.11788	1:1.10385	1:1.06949
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV and V) in March 2008 as follows:

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	47,600	433,600	45,800	165,800
No. of remaining unexercised warrants (units)	307,500	5,033,700	9,233,900	9,284,700
No. of shares derived from this exercise (shares)	53,881	484,704	50,555	177,310
No. of remaining shares reserved for warrants (shares)	389,688	5,661,373	9,967,081	9,370,808

END